Mail Stop 6010

August 8, 2007

Mr. David Vellequette
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

> **Re:** **JDS Uniphase Corporation**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 14, 2006**
> **File No. 000-22874**

Dear Mr. Vellequette:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant